15045522

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
FEB 23 2015
Wash., DC

SEC FILE NUMBER
8-21323

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Invesco Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Greenway Plaza, Suite 1000
(No. and Street)

Houston	TX	77046
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Annette Lege 404-439-3462
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1075 Peachtree St., Suite 2600	Atlanta	GA	30309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Annette Lege, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Invesco Distributors, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

RONALD BRYAN
MY COMMISSION EXPIRES
NOV. 20 2016
GWINNETT CO., GEORGIA
NOTARY PUBLIC

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Invesco Distributors, Inc.

Statement of Financial Condition
December 31, 2014

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document

Invesco Distributors, Inc.
Index
December 31, 2014

pwc

Report of Independent Registered Public Accounting Firm

To Board of Directors of Invesco Distributors, Inc.

In our opinion, the accompanying statement of financial condition present fairly, in all material respects, the financial position of Invesco Distributors, Inc. at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 20, 2015

PricewaterhouseCoopers LLP, 1075 Peachtree Street, Suite 2600, Atlanta, GA 30309
T: (678) 419 1000, F: (678) 419 1239, www.pwc.com/us

Invesco Distributors, Inc.
Statement of Financial Condition
December 31, 2014

Assets		
Cash and cash equivalents	$	78,166,127
Due from affiliated registered investment companies		29,378,993
Commissions receivable		337,913
Loan due from parent		29,550,150
Deferred tax assets		8,964,220
Other assets		838,810
Total assets	$	147,236,213
Liabilities and stockholder's equity		
Liabilities		
Due to affiliated companies		7,668,463
State taxes payable		455,000
Due to dealers for distribution fees		69,704,742
Total liabilities		77,828,205
Stockholder's equity		
Common stock, $1 par value, 1,000 shares authorized, 10 shares issued and outstanding		10
Additional paid-in capital		48,284,378
Retained earnings		21,123,620
Total stockholder's equity		69,408,008
Total liabilities and stockholder's equity	$	147,236,213

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Description of Business

Invesco Distributors, Inc. ("the Company") is a Delaware corporation and a registered broker/dealer under the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of Invesco Advisers, Inc. ("IAI"). IAI is owned by Invesco North America Holdings, Inc. ("INAH"), which is owned by Invesco Management Group, Inc. ("Management"), which is owned by IVZ UK Limited ("Limited"), which in turn is owned by Invesco Group Services, Inc. ("IGS"), which is owned by IVZ, Inc. ("IVZ"), the ultimate U.S. parent of the Company. IVZ is ultimately owned by Invesco Ltd., a publicly traded holding company that, through its subsidiaries, is primarily engaged in investment management worldwide.

The Company is registered as a broker/dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"), the Municipal Securities Rulemaking Board ("MSRB") and the Securities Investor Protection Corporation ("SIPC").

The Company acts as the principal underwriter and distributor for certain affiliated registered investment companies ("Invesco Funds") and for certain affiliated unregistered money market funds. The Company is also the distributor of creation units for certain investment portfolios of the PowerShares Exchange – Traded Fund Trusts on an agency basis and for certain private placements.

2. Summary of Significant Accounting Policies

Basis of Presentation
This statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles and in the opinion of management reflects all adjustments necessary for a fair statement of financial condition for the period presented.

Use of Estimates
The preparation of a statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less. Cash and cash equivalents consist of cash and investments in affiliated money market funds.

Transactions With Affiliated Companies
Due to Affiliated Companies
Short-term borrowings from affiliates are unsecured and are payable on demand. The balance consists primarily of intercompany funding from IVZ, as well as other intercompany payables.

Loan Due From Parent
The Company entered into an intercompany loan agreement with IAI on September 16, 2013 allowing the Company to lend up to $50,000,000 to IAI. During the period the Company executed a

loan of $7,500,000 to IAI and as of December 31, 2014 the company has executed $29,500,000 of loans under this agreement. Executed loans under this agreement are unsecured, bear interest at a rate of three point six percent per annum and are payable on demand. The expiration date of the current agreement is September 16, 2018. Interest receivable of $50,150 is included in the Company's Statement of Financial Condition.

Fund Distribution Costs
The Company has entered into an agreement with Management, whereby Management provides funding to the Company for payment of Class B and Class C share commissions. Management obtains the rights to certain future income to be generated by the Class B and Class C shares under the respective funds' Rule 12b-1 plan provisions and contingent deferred sales charge provisions for a purchase price equal to a percentage of the price at which each Class B and Class C share is sold. Such transactions occur daily and have been accounted for as sale transactions in accordance with ASC Topic 946-605, *Financial Services Investment Companies – Revenue Recognition.*

Income Taxes
For federal income tax purposes, the Company's income is included in the consolidated income tax return filed by IVZ. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from IVZ. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statement of financial condition, utilizing currently enacted tax laws and rates. The Company records deferred tax assets relating to temporary differences in the recognition of compensation cost for book versus tax purposes. Pursuant to ASC Topic 718, *Compensation – Stock Compensation*, the Company records the realized benefits/(deficits) of tax return deductions in excess of compensation cost recognized as an increase/decrease to additional paid in capital and an offsetting reduction in income taxes payable.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company does not have any unrecognized tax benefits as of December 31, 2014.

Recent Pronouncements
Accounting Pronouncements Recently Adopted
In May 2014, the FASB issued Accounting Standards Update 2014-09, "Revenue from Contracts with Customers (ASU 2014-09)", which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU 2014-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2016, and requires either a retrospective or a modified retrospective approach to adoption. Early adoption is not permitted. The company is currently evaluating the potential impact on its Consolidated Financial Statements, as well as the available transition methods.

3. Fair Value Measurement

ASC Topic 820, *Fair Value Measurements and Disclosures* establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable from the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

An asset or liability's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

ASC Topic 820 allows three types of valuation approaches: a market approach, which uses observable prices and other relevant information that is generated by market transactions involving identical or comparable assets or liabilities; an income approach, which uses valuation techniques to convert future amounts to a single, discounted present value amount; and a cost approach, which is based on the amount that currently would be required to replace the service capacity of an asset.

The only assets measured at fair value are cash equivalents invested in affiliated money market funds, which totaled $76,855,074 at December 31, 2014. Cash investments in money market funds are valued under the market approach through the use of quoted market prices in an active market, which is the net asset value of the underlying funds, and are classified within Level 1 of the valuation hierarchy. There were no transfers between Level 1 and Level 2 or between Level 2 and Level 3 during the year ended December 31, 2014.

4. Income Taxes

Federal deferred and current income taxes are provided at the statutory rate in effect during the year (35%) by the members of the consolidated group based on the amount that the respective member would pay or have refunded if it were to file a separate return. The effective tax rate was approximately 48% due primarily to the effect of nondeductible expenses and state income taxes.

The current deferred tax asset of $3,971,391 primarily relates to the deductibility of bonus payments for federal tax purposes. The noncurrent deferred tax asset of $4,992,829 primarily relates to the deductibility of fixed assets and deferred compensation for federal tax purposes.

5. Net Capital Requirements

In accordance with regulations of the Securities and Exchange Commission ("SEC"), the Company must maintain minimum net capital, as defined. The Company utilizes the Alternative Standard method of Net Capital Computation pursuant to SEC Rule 15c3-1, which requires the Company to

maintain minimum net capital of $250,000. However, the Company intends to maintain regulatory net capital of at least $300,000 in order to be in compliance with the early warning rules. At December 31, 2014, the Company had net capital of $19,315,164 which exceeded required net capital of $250,000 by $19,065,164.

6. Concentration of Credit Risk

The Company is engaged in activities in which counterparties include broker/dealers. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

7. Regulatory Inquiries and Actions

The investment management industry also is subject to extensive levels of ongoing regulatory oversight and examination. In the U.S. and other jurisdictions in which the Company operates, governmental authorities regularly make inquiries, hold investigations and administer market conduct examinations with respect to compliance with applicable laws and regulations. Additional lawsuits or regulatory enforcement actions arising out of these inquiries may in the future be filed against the Company and related entities and individuals in the U.S. and other jurisdictions in which the Company and its affiliates operate.

The Company is from time to time involved in litigation relating to other claims arising in the ordinary course of its business. Management is of the opinion that the ultimate resolution of such claims will not materially affect the Company's business, financial position, results of operation or liquidity. In management's opinion, no accrual is necessary as of December 31, 2014 to provide for any such losses that may arise from matters for which the company could reasonably estimate an amount.

8. Subsequent Events

Management of the Company has performed an evaluation of subsequent events through February 20, 2015, which is the date the statement of financial condition was issued. No subsequent events were noted in management's evaluation which would require disclosure.

Invesco
Two Peachtree Pointe
1555 Peachtree Street, NE
Atlanta, Georgia 30309

404 892 0896
www.invesco.com

February 20, 2015

Invesco Distributors, Inc.'s Exemption Report

Invesco Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k): (2)(i).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) during the period June 1, 2014 to December 31, 2014 without exception.

Invesco Distributors, Inc.

I, Annette Lege, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Annette Lege
Chief Financial Officer

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Invesco Distributors, Inc.

We have reviewed Invesco Distributors, Inc.'s assertions, included in the accompanying Invesco Distributors, Inc.'s Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the period June 1, 2014 to December 31, 2014 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the period June 1, 2014 to December 31, 2014.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 20, 2015

PricewaterhouseCoopers LLP, 1075 Peachtree Street, Suite 2600, Atlanta, GA 30309
T: (678) 419 1000, F: (678) 419 1239, www.pwc.com/us

Invesco